Exhibit 99.1
IESI-BFC Ltd.

Consolidated Balance Sheets
September 30, 2009 and December 31, 2008 (unaudited — stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	September	December 31,
	30, 2009	2008

ASSETS

CURRENT
Cash and cash equivalents	$9,025	$11,938
Accounts receivable	119,265	107,767
Other receivables	547	228
Prepaid expenses	19,323	19,597
Restricted cash (Note 8)	—	82

	148,160	139,612

OTHER RECEIVABLES	1,302	394

FUNDED LANDFILL POST-CLOSURE COSTS (Note 13)	7,902	6,115

INTANGIBLES (Note 9)	105,514	119,898

GOODWILL (Note 10)	627,706	617,832

LANDFILL DEVELOPMENT ASSETS	6,803	8,589

DEFERRED FINANCING COSTS (Note 11)	8,307	9,936

CAPITAL ASSETS	429,203	408,681

LANDFILL ASSETS	659,296	621,862

	$1,994,193	$1,932,919

LIABILITIES

CURRENT
Accounts payable	$55,006	$54,134
Accrued charges (Note 12)	65,739	55,509
Dividends payable	21,786	2,337
Income taxes payable	10,045	1,387
Deferred revenues	13,044	10,800
Current portion of long-term debt	—	38,380
Landfill closure and post-closure costs (Note 13)	7,668	7,210

	173,288	169,757

LONG-TERM DEBT	646,849	835,210

LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 13)	65,694	50,857

OTHER LIABILITIES	12,516	15,045

DEFERRED INCOME TAXES	73,872	64,348

	972,219	1,135,217

COMMITMENTS AND CONTINGENCIES (Note 19)

EQUITY (Note 14)

NON-CONTROLLING INTEREST	231,638	230,452

SHAREHOLDERS’ EQUITY	790,336	567,250

	1,021,974	797,702

	$1,994,193	$1,932,919

IESI-BFC Ltd. — Third Quarter 2009 — 34

IESI-BFC Ltd.

Consolidated Statements of Operations and Comprehensive Income
For the periods ended September 30, 2009 and 2008 (unaudited – stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars, except net income per share or trust unit amounts)

	Three months ended		Nine months ended
	2009	2008	2009	2008

REVENUES	$268,411	$282,235	$746,004	$803,197
EXPENSES
OPERATING	156,195	169,209	435,969	484,501
SELLING, GENERAL AND ADMINISTRATION	33,272	32,301	95,949	92,709
AMORTIZATION	41,946	46,928	120,702	135,297

OPERATING INCOME	36,998	33,797	93,384	90,690
INTEREST ON LONG-TERM DEBT	7,851	13,367	26,246	40,111
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(13)	(265)	(128)	(351)
NET FOREIGN EXCHANGE LOSS (GAIN)	61	3	238	(617)
NET LOSS (GAIN) ON FINANCIAL INSTRUMENTS (Note 17)	305	98	(866)	3,623
CONVERSION COSTS	93	2,216	208	2,216
OTHER EXPENSES	44	31	109	88

INCOME BEFORE INCOME TAXES	28,657	18,347	67,577	45,620
INCOME TAX EXPENSE (RECOVERY) (Note 16)
Current	4,106	1,419	10,849	6,255
Deferred	5,442	654	12,875	(5,675)

	9,548	2,073	23,724	580

NET INCOME	19,109	16,274	43,853	45,040

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	13,813	1,905	21,985	42,749
Commodity swaps designated as cash flow hedges, net of tax	(70)	—	283	—

COMPREHENSIVE INCOME	$32,852	$18,179	$66,121	$87,789

NET INCOME — CONTROLLING INTEREST	$16,793	$13,636	$38,331	$37,739
NET INCOME — NON-CONTROLLING INTEREST	$2,316	$2,638	$5,522	$7,301
COMPREHENSIVE INCOME — CONTROLLING INTEREST	$28,837	$18,179	$57,795	$87,789
COMPREHENSIVE INCOME — NON-CONTROLLING INTEREST	$4,015	$—	$8,326	$—

Net income per weighted average share or trust unit, basic	$0.20	$0.24	$0.54	$0.66
Net income per weighted average share or trust unit, diluted	$0.20	$0.24	$0.53	$0.66
Weighted average number of shares or trust units outstanding (thousands), basic	82,294	57,569	71,102	57,569
Weighted average number of shares or trust units outstanding (thousands), diluted	93,431	68,706	82,239	68,706
IESI-BFC Ltd. — Third Quarter 2009 — 35

IESI-BFC Ltd.

Consolidated Statements of Cash Flows
For the periods ended September 30, 2009 and 2008 (unaudited – stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

	Three months ended		Nine months ended
	2009	2008	2009	2008

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$19,109	$16,274	$43,853	$45,040
Items not affecting cash
Restricted share expense	390	954	1,081	954
Write-off of landfill development assets	—	22	77	935
Accretion of landfill closure and post-closure costs	805	771	2,322	2,326
Amortization of intangibles	7,164	8,123	21,673	24,236
Amortization of capital assets	18,890	19,805	55,894	58,102
Amortization of landfill assets	15,892	19,000	43,135	52,959
Interest on long-term debt (deferred financing costs)	676	846	2,221	2,819
Net gain on sale of capital and landfill assets	(13)	(265)	(128)	(351)
Net loss (gain) on financial instruments	305	98	(866)	3,623
Deferred income taxes	5,442	654	12,875	(5,675)
Landfill closure and post-closure expenditures	(2,609)	(485)	(4,964)	(1,108)
Changes in non-cash working capital items	10,546	4,079	15,476	(14,690)

Cash generated from operating activities	76,597	69,876	192,649	169,170

INVESTING
Acquisitions (Note 7)	(1,521)	(2,023)	(22,161)	(56,511)
Restricted cash withdrawals	—	742	82	1,532
Investment in other receivables	(120)	—	(1,398)	—
Proceeds from other receivables	129	72	354	371
Funded landfill post-closure costs	(278)	(551)	(659)	(1,137)
Purchase of capital assets	(20,530)	(24,070)	(58,370)	(61,398)
Purchase of landfill assets	(7,631)	(18,507)	(29,505)	(40,681)
Proceeds from the sale of capital and landfill assets	217	807	3,820	1,348
Investment in landfill development assets	(316)	(3,470)	(755)	(5,202)

Cash utilized in investing activities	(30,050)	(47,000)	(108,592)	(161,678)

FINANCING
Recovery (payment) of deferred financing costs	98	(2,210)	(400)	(3,134)
Proceeds from long-term debt	26,041	55,511	142,815	199,702
Repayment of long-term debt	(50,564)	(41,766)	(396,948)	(105,690)
Common shares issued, net of issue costs	(420)	—	209,264	(3)
Purchase of restricted shares	—	(3,912)	(172)	(3,912)
Dividends and distributions paid to share or unitholders and dividends paid to participating preferred shareholders	(20,542)	(29,947)	(39,182)	(91,967)

Cash utilized in financing activities	(45,387)	(22,324)	(84,623)	(5,004)
Effect of foreign currency translation on cash and cash equivalents	(3,265)	(783)	(2,347)	(1,465)

NET CASH (OUTFLOW) INFLOW	(2,105)	(231)	(2,913)	1,023

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	11,130	13,155	11,938	11,901

CASH AND CASH EQUIVALENTS, END OF PERIOD	$9,025	$12,924	$9,025	$12,924

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$8,056	$12,920	$8,056	$12,920
Cash equivalents	969	4	969	4

	$9,025	$12,924	$9,025	$12,924

Cash paid during the period for:
Income taxes	$8	$264	$2,570	$9,688
Interest	$8,096	$9,189	$27,709	$31,683
IESI-BFC Ltd. — Third Quarter 2009 — 36

IESI-BFC Ltd.
Consolidated Statements of Equity and Mezzanine Equity
For the three months ended September 30, 2009 and 2008 (unaudited — stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

						Accumulated
						other
						comprehen-	Non-
				Contributed		sive (loss)	controlling
	Common shares	Restricted shares	Treasury shares	surplus	Deficit	income	interest	Equity

Balance at June 30, 2009	$1,082,492	$(3,928)	$—	$1,324	$(216,447)	$(83,484)	$230,146	$1,010,103
Net income					16,793		2,316	19,109
Dividends					(18,546)		(2,523)	(21,069)
Common shares issued net of issue costs and related tax effect (Note 14)	(302)							(302)
Restricted share expense				390				390
Foreign currency translation adjustment						12,104	1,709	13,813
Commodity swaps designated as cash flow hedges, net of tax						(60)	(10)	(70)

Balance at September 30, 2009	$1,082,190	$(3,928)	$—	$1,714	$(218,200)	$(71,440)	$231,638	$1,021,974

			Accumulated
			other
			comprehen-
	Mezzanine		sive (loss)
	equity	Deficit	income	Equity

Balance at June 30, 2008	$1,435,515	$(485,943)	$(91,168)	$(577,111)
Net income		16,274		16,274
Dividends		(29,947)		(29,947)
Fair value adjustments to trust units, participating preferred shares (“PPSs”) and treasury units	(349,340)	349,340		349,340
Foreign currency translation adjustment	(13,663)		1,905	1,905

Balance at September 30, 2008	$1,072,512	$(150,276)	$(89,263)	$(239,539)

IESI-BFC Ltd. — Third Quarter 2009 — 37

IESI-BFC Ltd.
Consolidated Statements of Equity and Mezzanine Equity
For the nine months ended September 30, 2009 and 2008 (unaudited — stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)

						Accumulated
						other
						comprehen-	Non-
				Contributed		sive (loss)	controlling
	Common shares	Restricted shares	Treasury shares	surplus	Deficit	income	interest	Equity

Balance at December 31, 2008	$868,248	$(3,756)	$—	$633	$(206,971)	$(90,904)	$230,452	$797,702
Net income					38,331		5,522	43,853
Dividends					(49,560)		(7,140)	(56,700)
Common shares issued net of issue costs and related tax effect (Note 14)	213,942							213,942
Restricted shares purchased		(172)						(172)
Restricted share expense				1,081				1,081
Common shares acquired by U.S. long-term incentive plan (“LTIP”)			(1,779)					(1,779)
Deferred compensation obligation			1,779					1,779
Foreign currency translation adjustment						19,217	2,768	21,985
Commodity swaps designated as cash flow hedges, net of tax						247	36	283

Balance at September 30, 2009	$1,082,190	$(3,928)	$—	$1,714	$(218,200)	$(71,440)	$231,638	$1,021,974

			Accumulated
			other
			comprehen-
	Mezzanine		sive (loss)
	equity	Deficit	income	Equity

Balance at December 31, 2007	$1,580,137	$(547,998)	$(132,012)	$(680,010)
Net income		45,040		45,040
Dividends		(91,967)		(91,967)
Trust units issued net of issue costs and related tax effect		(3)		(3)
Trust units acquired by U.S. LTIP		(1,996)		(1,996)
Fair value adjustments to trust units, PPSs and treasury units	(446,648)	446,648		446,648
Foreign currency translation adjustment	(60,977)		42,749	42,749

Balance at September 30, 2008	$1,072,512	$(150,276)	$(89,263)	$(239,539)

IESI-BFC Ltd. — Third Quarter 2009 — 38

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
1.	Organization

IESI-BFC Ltd., formerly BFI Canada Ltd., (the “Corporation”) was incorporated on May 5, 2008 under the provisions of the Business Corporations Act (Ontario). On July 25, 2008, the Corporation sold and transferred its sole outstanding common share to BFI Canada Income Fund (the “Fund”) and issued an additional 99 common shares for cash consideration of ninety-nine Canadian dollars. On August 18th, 2008 the Fund’s Board of Trustees approved a transaction providing for the reorganization of the Fund’s structure from an income trust to a corporation through a plan of arrangement (Note 6). The plan of arrangement was approved by the Fund’s unitholders at a special meeting held on September 25, 2008 and was approved by the Ontario Superior Court of Justice, effective October 1, 2008. The common shares of the Corporation began trading on the Toronto Stock Exchange on October 2, 2008 and the Fund’s trust units were concurrently delisted. On June 5, 2009, the Corporation commenced trading on the New York Stock Exchange (“NYSE”) and closed its U.S. public offering on June 10, 2009. Effective June 30, 2009 the Fund was wound up in accordance with the provisions of the Income Tax Act (Canada).

The Corporation, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the south and northeast United States (“U.S.”).

2.	Change in Reporting Currency and Generally Accepted Accounting Principles

In connection with the Corporation’s listing on the NYSE and its U.S. public offering, the Corporation elected, effective January 1, 2009, to report its financial results in U.S. dollars. Accordingly, all comparative financial information contained in these unaudited interim consolidated financial statements has been recast from Canadian to U.S. dollars, unless otherwise stated.

Electing to report the Corporation’s consolidated financial position and results of operations in U.S. dollars improves comparability of its financial information with its peers and reduces foreign currency fluctuations in the Corporation’s reported amounts as a significant portion of the its assets, liabilities and operations are conducted in the U.S., in U.S. dollars.

Effective January 1, 2009, the Corporation has also elected to report its financial results in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) to improve comparability of its financial information with its peers. As a result, certain accounting policies disclosed in Note 4 have been updated to reflect the change to U.S. GAAP. These accounting policies had been previously adopted in our supplemental note reconciliation of Canadian to U.S. GAAP which were included in the annual audited financial statements for the year ended December 31, 2008. Although the Corporation has elected to report its results in accordance with U.S. GAAP and in U.S. dollars, the Corporation remains a legally domiciled Canadian entity and its functional currency is Canadian dollars.

The Corporation’s financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars. The Corporation’s assets and liabilities are translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Corporation’s results of operations and cash flows are translated to U.S dollars applying the foreign currency exchange rate in effect during the reporting period. The resulting translation adjustments are included in other comprehensive income or loss.
IESI-BFC Ltd. — Third Quarter 2009 — 39

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
3.	Interim Financial Statements

The unaudited interim consolidated financial statements (“financial statements”) do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2008, including the re-filed December 31, 2008 consolidated financial statements which include the retrospective adoption of new accounting policies and a supplemental reconciliation of Canadian to U.S. GAAP (“the most recent audited annual financial statements”). These financial statements have been prepared by management in accordance with U.S. GAAP applicable to interim financial statements and follow the same accounting policies and methods in their application as the most recent audited annual financial statements, except as indicated in Note 5.

4.	Summary of Significant Accounting Policies

Basis of presentation

Effective October 1, 2008, the Fund entered into a plan of arrangement (Note 6) which resulted in its structure being converted from a trust to a corporation. Pursuant to the plan of arrangement, unitholders of the Fund received one common share of the Corporation for each trust unit held. The exchange did not constitute a change of control. Accordingly, the financial statements of the Corporation have been prepared applying continuity of interests accounting. Continuity of interest accounting reflects the operating substance of the transaction, despite the change in legal structure, and results in comparative financial information of the Fund being presented as comparative financial information of the Corporation. For the purpose of these financial statements, the term “Company” shall denote the results of operations for the Corporation and the Fund, and their respective subsidiaries, for all periods presented herein.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions include the following: estimates of the Company’s allowance for doubtful accounts receivable; realization of deferred income tax assets; future earnings, income tax and other estimates used in the annual test for impairment of goodwill; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; accrued accident claims reserves; projected landfill construction and development costs and estimated permitted airspace capacity consumed in the determination of landfill asset amortization; estimated landfill remediation costs; estimated closure and post-closure costs; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share or trust unit based compensation, including a variety of option pricing model estimates; the fair value of financial instruments; and deferred income tax assets and liabilities.

In June 2009, the Company received a certificate of authorization, permitting the Lachenaie landfill to receive 7.5 million cubic metres of waste over a period of five years at a rate of approximately 1.5 million cubic metres or 1.3 million tonnes of waste annually. The certificate of authorization permits the Lachenaie landfill to continue operating for a total of 10 years. However, the provincial Ministry, at their discretion, may limit the maximum allowable permitted waste received in the last five years of the certificate’s term.
IESI-BFC Ltd. — Third Quarter 2009 — 40

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
The Company makes various estimates in the determination of estimated permitted airspace capacity. These estimates, if not realized, could result in material adjustments to landfill assets, goodwill, and landfill closure and post-closure costs.
Landfill development assets
Landfill development assets represent costs incurred to develop landfills, including costs to obtain new landfill or landfill expansion permits. Landfill development assets are capitalized to landfill assets once the asset is available for use and these costs are amortized on a per unit basis as landfill airspace is consumed. Management periodically reviews the carrying values of landfill development assets for impairment and any resulting write-down to the net recoverable amount is recorded in the period in which the impairment occurs.
Acquisitions
The Company accounts for acquisitions using the acquisition method of accounting and allocates the purchase price to the fair value of identifiable assets acquired and liabilities assumed. The purchase price is further allocated to the fair value of non-controlling interest or the non-controlling interest’s proportionate share of the net identifiable assets, where applicable. Goodwill is recognized as the excess of the fair value of consideration, including any amount of non-controlling interest in the acquired company, over the acquisition date fair values of the net identifiable assets acquired, subject to certain exceptions. If aggregate consideration is less than the net identifiable assets acquired, a gain is recognized to net income on the date of acquisition.
The allocation of the purchase price may require adjustment when information is absent and fair value allocations are presented on an estimated or preliminary basis. Subsequent adjustments to estimated or preliminary amounts within the measurement period are recorded retrospectively to the purchase price allocation to reflect new information obtained about facts and circumstances that existed at the date of acquisition.
Certain of the Company’s purchase and sale agreements contain contingent consideration provisions. For acquisitions completed subsequent to January 1, 2009, purchase price allocation adjustments resulting from contingent consideration provisions are required when additional information is obtained subsequent to the date of acquisition that existed at the date of acquisition. Purchase price allocation adjustments are permitted, but are limited to the measurement period, which is the earlier of the date on which all facts and circumstances that existed at the date acquisition are known or are determined to not be obtainable, and one year from the date of acquisition. Changes in events that occurred subsequent to the date of acquisition are not permissible measurement period adjustments. Changes in the fair value of contingent consideration classified as equity are not re-measured, but their subsequent settlement is recorded to shareholders equity. A change in the fair value of contingent consideration classified as an asset or liability is measured at fair value and recorded to net income or loss.
For acquisitions completed prior to January 1, 2009, contingent consideration which could be reasonably estimated at the date of acquisition and the outcome of which could be determined beyond a reasonable doubt, is recognized at fair value and is included in the purchase price allocation. Consideration which is contingent on maintaining or achieving specified revenue or earning levels, satisfying representations and warranties, achieving specified tonnage thresholds, in the case of acquired landfills, or receiving approval from regulatory authorities for landfill expansion, is recognized as an adjustment to the purchase price allocation when the contingency is resolved and the additional consideration is issued or becomes issuable.
IESI-BFC Ltd. — Third Quarter 2009 — 41

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
The acquisition date is the date the Company obtains control and is generally the date the Company obtains legal title to the net assets acquired. To be recognized at the date of acquisition, assets and liabilities must meet their fundamental definitions. Contingencies existing before or on the date of acquisition are recognized at their fair values if they can be reliably measured. Differences in the tax versus accounting basis of acquired net assets are recognized to income in the period of acquisition. The Company recognizes acquisition and related costs in the period incurred. Costs associated with the issuance of long-term debt are capitalized to deferred financing costs and amortized over the period of the underlying debt, while equity issue costs are recorded against share capital on the Company’s consolidated balance sheet.
Restricted cash
Restricted cash is an investment that limits the holders’ ability to utilize such amounts and is not available for general operating purposes. Accordingly, restricted cash amounts are classified as restricted cash on the Company’s consolidated balance sheet. Deposits and withdrawals of restricted cash amounts are recorded as an investing activity in the consolidated statement of cash flows.
Deferred financing costs
Deferred financing costs represent fees and costs incurred to secure or amend long-term debt facilities which are deferred and amortized over the term of the underlying debt instrument. Amortization of deferred financing costs is recorded to interest expense in the Company’s statement of operations and comprehensive income.
Capital and landfill assets
The historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use, and includes interest. Interest costs attributable to the construction and development of certain Company-owned landfills and certain capital assets are capitalized to the respective asset. Capitalized amounts are amortized over the asset’s intended useful life.
Share or trust unit based compensation
Share or trust unit based options
Share or trust unit appreciation rights are measured at fair value at the date of grant and re-measured at fair value at each balance sheet date until the date of settlement. The resulting compensation expense is recorded to selling, general and administration expense.
Shares or trust units held by a rabbi trust
Prior to the conversion of the Fund’s trust structure to a corporation (Note 6), trust units of the Fund acquired for the benefit of the Company’s U.S. long-term incentive plan participants and held in a rabbi trust were classified as Mezzanine Equity. The resulting deferred compensation obligation was recorded to accrued charges due to the redemption feature of the trust units. Fair value changes in the deferred compensation obligation were recorded to selling, general and administrative expense.
Financial instruments
Hedges
Gains and losses arising from cash flow hedging relationships which the Company has not designated for hedge accounting are recognized on the Company’s statement of operations and comprehensive income or loss as a net gain or loss on financial instruments.
IESI-BFC Ltd. — Third Quarter 2009 — 42

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
5.	Changes in Accounting Policies

Business Combinations

In December 2007, the Financial Accounting Standards Board (“FASB”) issued guidance on business combinations. The guidance establishes the following: principles and requirements for an acquirer to recognize and measure the identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree; how goodwill or a gain from a bargain purchase is recognized and measured in a business combination; and disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of a business combination. The guidance outlines that acquisition date fair value is the measurement objective for all assets acquired and liabilities assumed. In addition, the guidance requires that all acquisition related and restructuring costs be charged to earnings and requires contingent consideration to be recognized at its fair value on the date of acquisition. Certain contingent consideration arrangements will result in fair value changes being recognized in earnings to the date of final settlement. This statement eliminates adjustments to goodwill for changes in deferred income tax assets and uncertain tax positions after the acquisition accounting measurement period (limited to one year from the date of acquisition). This guidance is effective prospectively for acquisitions that occur on or after January 1, 2009 and accordingly its adoption had no effect on previously reported amounts.

In April 2009, FASB issued a staff position on the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance amends and clarifies the business combinations standard regarding application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.

This position requires that an acquirer shall recognize at fair value, at the acquisition date, an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value of the contingency cannot be determined during the measurement period, an asset or a liability shall be recognized at the acquisition date if information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date and the amount of the asset or liability can be reasonably estimated. If these criteria are not met at the acquisition date using information that is available during the measurement period, the acquirer shall not recognize an asset or liability as of the acquisition date. In periods after the acquisition date, the acquirer shall account for an asset or a liability arising from a contingency that does not meet the recognition criteria at the acquisition date in accordance with other applicable GAAP, as appropriate. This guidance is effective prospectively for acquisitions that occur on or after January 1, 2009 and accordingly its adoption had no effect on previously reported amounts.
IESI-BFC Ltd. — Third Quarter 2009 — 43

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
Non-controlling Interests in Consolidated Financial Statements
In December 2007, FASB issued guidance on non-controlling interests in consolidated financial statements. This guidance requires ownership interests in subsidiaries held by parties other than the parent to be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from parent’s equity. The standard also requires consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of income. While the parent’s control is retained, the standard requires changes in the parent’s ownership interest to be accounted for similarly as an equity transaction. Upon deconsolidation of a subsidiary, any retained non-controlling equity investment in the former subsidiary is initially measured at fair value and the gain or loss on the deconsolidation is measured using the fair value of any non-controlling equity investment rather than the carrying amount of the retained investment. For the Company, this guidance is effective January 1, 2009 and is applied prospectively, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented. The Company has retrospectively reflected the presentation and disclosure requirements in its financial statements and in its re-filed year ended 2008 and 2007 results which include a Canadian to U.S. GAAP reconciliation.
Disclosures about Derivative Instruments and Hedging Activities
In March 2008, FASB issued guidance on disclosures about derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under derivative instruments and hedging activities guidance and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This guidance is intended to enhance the current disclosure framework and requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The additional disclosure conveys the purpose of derivative use in terms of the risks that the entity is intending to manage. Also, disclosing the fair values of derivative instruments and their gains and losses in a tabular format and credit-risk-related contingent features and their impact on an entity’s liquidity is required. For the Company, this guidance is effective January 1, 2009 and its adoption did not have a significant impact on the Company’s financial statements.
Useful Life of Intangible Assets
In April 2008, FASB issued guidance on the determination of the useful life of intangible assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under goodwill and other intangibles guidance. The purpose of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. Accordingly, entities are required to disclose information for a recognized intangible asset that enables users of the financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entities intent and/or ability to renew or extend the arrangement. For the Company, this guidance is effective January 1, 2009 and its adoption did not have a significant impact on the Company’s financial statements.
IESI-BFC Ltd. — Third Quarter 2009 — 44

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
Subsequent Events
In May 2009, FASB issued guidance on subsequent events. The guidance provides a general standard of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard requires disclosure of the period through which subsequent events were evaluated, the date when the financial statements were issued or were available for issue, and establishes disclosure standards that a reporting entity should make about events or transactions that occurred after the balance sheet date. For the Company, this guidance is effective June 30, 2009 and its adoption did not have a significant impact on the Company’s financial statements.
Determining Fair Value
In April 2009, FASB issued guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions are not orderly. This guidance also emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains unchanged. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. For the Company, this guidance is effective June 30, 2009 and its adoption did not have a significant impact on the Company’s financial statements.
Recognition and Presentation of Other-Than-Temporary Impairments
In April 2009, FASB issued guidance on recognition and presentation of other-than-temporary impairments. This guidance addresses other-than-temporary impairment analysis under existing U.S. GAAP to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost basis.
This guidance amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. In addition, this guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. For the Company, this guidance is effective June 30, 2009 and its adoption did not have any impact on the Company’s financial statements.
FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles
In June 2009, FASB issued guidance on accounting standards codification and the hierarchy of generally accepted accounting principles. This guidance is the source of authoritative U.S. GAAP recognized by FASB and applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. On the effective date of this guidance, the codification supersedes all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the codification will become non-authoritative.
FASB will not issue new standards in the form of statements, staff positions, or emerging issues task force abstracts. Instead, it will issue accounting standards updates. FASB does not consider accounting standards updates as authoritative in their own right. Accounting standards updates will serve only to update the codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the codification.
IESI-BFC Ltd. — Third Quarter 2009 — 45

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
As originally issued, the hierarchy of generally accepted accounting principles identified the sources of accounting principles and the framework for selecting the principles used in preparing the financial statements of non-governmental entities that are presented in conformity with U.S. GAAP. This guidance arranged these sources of GAAP in a hierarchy for users to apply accordingly. The new guidance characterizes all guidance at the same level of authority. The use of non-authoritative GAAP is permitted when authoritative GAAP is absent.

For the Company, this guidance is effective September 30, 2009 and its adoption did not have any impact on the Company’s financial statements.

Fair Value Measurements and Disclosures

In August 2009, FASB issued guidance on fair value measurements and disclosures. This guidance provides clarification on measuring liabilities at fair value when a quoted price in an active market for an identical liability is not available. The guidance requires that an entity employ one or more valuation techniques using the following: the quoted price of the identical liability when traded as an asset, the quoted price for similar liabilities or similar liabilities when traded as an asset, or other valuation techniques consistent with existing fair value measurement guidance. Other valuation techniques include using a present value technique or a market approach, which is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The guidance also states that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustments to other inputs relating to the existence of a restriction that prevents the transfer of the liability. For the Company, this guidance is effective September 30, 2009 and its adoption did not have any impact on the Company’s financial statements.

Consolidation of Variable Interest Entities

In June 2009, FASB issued guidance which amended the consolidation of variable interest entities standard. This amending guidance requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics: (a) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance. This guidance requires an enterprise to perform ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity.

This guidance also requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. For the Company, this guidance is effective January 1, 2010 and its adoption is not expected to have any impact on the Company’s financial statements.

6.	Conversion

Pursuant to a plan of arrangement, the Fund converted from a trust to a corporation which resulted in unitholders of the Fund receiving one common share of the Company for each trust unit held on the effective date of conversion, October 1, 2008. The Class A unit held by IESI Corporation (“IESI”) was redeemed by the Fund for ten Canadian dollars and the Company issued, and IESI subscribed for, 11,137 special voting shares for aggregate cash consideration of ten Canadian dollars. The participating preferred shares (“PPSs”) issued by IESI
IESI-BFC Ltd. — Third Quarter 2009 — 46

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
remain outstanding and are exchangeable into common shares of the Company on a one for one basis, instead of trust units of the Fund. The financial statements of the Company have been prepared applying continuity of interests accounting. With the exception of the December 31, 2008 consolidated balance sheet, the comparative figures presented herein are those of the Fund.

Share based compensation arrangements outstanding to the date of conversion, remained in effect post conversion. Share based options to acquire trust units of the Fund were amended to share based options to acquire shares of the Corporation. Similarly, restricted trust unit compensation awards which entitled certain management to trust units of the Fund were changed to entitlements of the Corporation’s shares.

7.	Acquisitions

For the nine months ended September 30, 2009, the Company acquired all of the solid waste collection assets, including various current assets, and assumed various liabilities of two waste management companies in Canada and three in the U.S., each of which constitutes a business. The Company also acquired selected waste collection assets from one waste management company in Canada.

For the nine months ended September 30, 2008, the Company acquired all of the solid waste collection assets, including various current assets, and assumed various liabilities of six waste management companies, two in Canada and four in the U.S., each of which constitutes a business.

The Company considers all of these acquisitions “tuck-ins”. Tuck-ins represent the acquisition of solid waste collection assets and or disposal facilities in markets where the Company has existing operations. Goodwill arising from tuck-in acquisitions is largely attributable to synergies expected by the Company as a result of personnel and operating overhead reductions, disposal advantages or the employment of market focused strategies. Pro forma revenues and net income for the combined companies has not been disclosed as the acquired companies are immaterial individually and in aggregate. The allocation of certain purchase prices are absent final fair value adjustments and adjustments for the payment of contingent consideration for achieving various business performance targets. Final fair value and contingent consideration adjustments that increase or decrease the fair value of certain assets or liabilities will be recorded against the respective purchase price allocation. The results of these acquisitions have been included in the financial statements from their respective closing dates.
IESI-BFC Ltd. — Third Quarter 2009 — 47

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements

For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
The aggregate fair value of consideration paid and its allocation to the fair value of net assets acquired is as follows:

	September 30
	2009	2008

Consideration
Cash, including holdbacks	$20,416	$40,209

Net assets acquired
Accounts receivable	405	5,355
Intangibles	4,802	11,337
Goodwill	867	10,201
Capital assets	4,269	14,144
Landfill assets	16,027	—
Accounts payable	(1,183)	(828)
Landfill closure and post-closure costs	(4,771)	—

Total net assets acquired	$20,416	$40,209

Consideration by segment
Canada	$1,698	$15,570
U.S. south	18,718	246
U.S. northeast	—	24,393

Total consideration	$20,416	$40,209

For the nine months ended September 30, 2009, aggregate cash consideration amounting to $20,416 (2008 — $38,407) excludes holdbacks and cash payments due to sellers for achieving various business performance targets.

For the nine months ended September 30, 2009, contingent consideration payments in respect of acquisitions completed prior to January 1, 2009 totaled $1,745 (2008 — $18,104).

Goodwill amounting to $867 (2008 — $10,201) is expected to be deductible for tax purposes. For the nine months ended September 30, 2009, goodwill was recorded entirely to the Company’s Canadian segment. For the nine months ended September 30, 2008, goodwill was recorded to the Company’s segments as follows: Canada $2,449, U.S. south $45, U.S. northeast $7,707.

8.	Restricted Cash

Restricted cash represents cash received from variable rate demand solid waste disposal revenue bond (“IRB”) drawings in advance of incurring the expenditure for which the IRBs are made available. At September 30, 2009, $nil (December 31, 2008 — $82) of cash is restricted to fund a portion of landfill construction activities, and equipment and container expenditures, in the Company’s Texas operations.
IESI-BFC Ltd. — Third Quarter 2009 — 48

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements

For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
9.	Intangibles

	September 30, 2009
					Weighted
					Average
					Amortization
		Accumulated			Period of
	Cost	Amortization	Net Book Value	Additions	Additions

Customer collection contracts	$108,328	$96,635	$11,693	$70	3.58
Customer lists	108,855	32,808	76,047	3,613	4.07
Non-competition agreements	13,303	6,075	7,228	437	2.00
Transfer station permits	12,044	2,381	9,663	—	—
Trade-names	2,145	1,262	883	—	—

	$244,675	$139,161	$105,514	$4,120

The estimated remaining amortization expense for the Company’s intangibles in each of the five succeeding years and thereafter is as follows:

2009	$6,913
2010	20,878
2011	17,341
2012	15,755
2013	13,578
Thereafter	31,049

$105,514

10.	Goodwill

The following table outlines the changes in goodwill from the beginning of the year to September 30.

	September 30
	2009	2008

Goodwill, beginning of year	$617,832	$623,959
Goodwill recognized on acquisitions completed, during the period	867	10,201
Goodwill recognized in respect of prior period acquisitions, during the period	1,745	783
Foreign currency exchange adjustment, during the period	7,262	(4,229)

Goodwill, end of period	$627,706	$630,714

11.	Deferred Financing Costs

Deferred financing costs represent fees and costs incurred in connection with securing or amending long-term debt facilities. The Company amortizes these costs on a straight-line basis over the term of the related debt, which approximates the effective interest method.

		Accumulated
September 30, 2009	Cost	Amortization	Net Book Value

Deferred financing costs	$16,626	$8,319	$8,307

		Accumulated
December 31, 2008	Cost	Amortization	Net Book Value

Deferred financing costs	$16,711	$6,775	$9,936

IESI-BFC Ltd. — Third Quarter 2009 — 49

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
Amortization related to deferred financing costs for the three and nine month periods ended September 30, 2009 amounted to $676 (2008 — $846) and $2,221 (2008 — $2,819), respectively.

The estimated remaining amortization expense for the Company’s deferred financing costs in each of the five succeeding years and thereafter is as follows:

2009	$688
2010	2,761
2011	2,381
2012	355
2013	197
Thereafter	1,925

$8,307

12.	Accrued Charges

Accrued charges are comprised of the following:

	September 30,	December 31,
	2009	2008

Payroll and related costs	$18,829	$16,013
Insurance	16,630	13,445
Franchise and royalty fees	4,765	4,250
Interest	4,001	6,190
Environmental surcharges	3,917	2,600
Provincial and state sales taxes	3,272	2,752
Acquisition and related costs	2,024	1,767
Property taxes	1,860	175
Share based compensation	1,281	167
Other	9,160	8,150

Accrued charges	$65,739	$55,509

IESI-BFC Ltd. — Third Quarter 2009 — 50

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
13.	Landfill Closure and Post-Closure Costs

The following tables outline the following: key assumptions used to determine the fair value of landfill closure and post-closure costs; the expected timing of undiscounted landfill closure and post-closure expenditures; and reconcile beginning and ending landfill closure and post-closure costs.

September 30,
2009

Fair value of legally restricted assets	$7,902
Undiscounted closure and post-closure costs	$408,241
Credit adjusted risk free rates — Canadian segment landfills	5.5% - 9.5%
Credit adjusted risk free rates — U.S. segment landfills	5.7% - 7.2%

Expected timing of undiscounted landfill closure and post-closure expenditures 2009	$7,668
2010	10,138
2011	4,531
2012	10,077
2013	9,522
Thereafter	366,305

$408,241

	Three months	Three months
	ended	ended
	September 30,	September 30,
	2009	2008

Landfill closure and post-closure costs, beginning of period	$71,887	$63,936
Provision for landfill closure and post-closure costs, during the period	2,656	2,125
Accretion expense, during the period	805	771
Landfill closure and post-closure expenditures, during the period	(2,609)	(485)
Revisions to estimated cash flows, during the period	(411)	—
Foreign currency translation adjustment, during the period	1,034	(517)

Landfill closure and post-closure costs, end of period	$73,362	$65,830

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2009	2008

Landfill closure and post-closure costs, beginning of year	$58,067	$59,552
Provision for landfill closure and post-closure costs, during the period	12,889	5,951
Accretion expense, during the period	2,322	2,326
Landfill closure and post-closure expenditures, during the period	(4,964)	(1,108)
Disposal of landfill closure and post-closure costs, during the period	(1,343)	—
Landfill closure and post-closure costs acquired, during the period	4,771	—
Foreign currency translation adjustment, during the period	1,620	(891)

Landfill closure and post-closure costs, end of period	$73,362	$65,830

IESI-BFC Ltd. — Third Quarter 2009 — 51

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
14.	Equity

Common Shares

On March 6, 2009, the Company closed its public offering of 8,500 common shares for $9.50 Canadian per share, representing total gross Canadian dollar (“C$”) proceeds of C$80,750. The Company applied the net proceeds from the public offering, approximately $61,500, to the repayment of outstanding borrowings under its U.S. long-term debt facility. On March 30, 2009, the Company closed the over-allotment option on its public offering of 1,275 common shares at C$9.50 per share for total gross proceeds of C$12,113 and applied the net proceeds from the over-allotment option, approximately $9,500, to the repayment of outstanding borrowings on its U.S. long-term debt facility. Aggregate equity issue costs amounted to $3,662 and the tax effect thereon totaled $1,376.

On June 10, 2009, the Company closed its U.S. public offering and over-allotment option of 13,000 and 1,950 common shares, respectively, representing total gross proceeds of $149,500. The Company applied the net proceeds from the U.S. public offering, approximately $138,750, to the repayment of outstanding borrowings under its U.S. long-term debt facility. Aggregate equity issue costs amounted to $11,170 and the related tax effect thereon totaled $3,289.

Details of common shares for the nine month periods ended September 30 are as follows:

	September 30
	2009	2008

Common shares
Common shares issued and outstanding, beginning of year	57,569	—
Restricted common shares issued and outstanding, beginning of year	(210)	—
Common shares issued, during the period	24,725	—
Restricted common shares issued, during the period	(15)	—

Common shares issued and outstanding, end of period	82,069	—

Trust units

Details of trust units (Note 6) for the nine month periods ended September 30 are as follows:

	September 30
	2009	2008

Trust units
Trust units issued and outstanding, beginning of year	—	57,568
Trust units issued on exchange of PPSs, during the period	—	1

Trust units issued and outstanding, end of period	—	57,569

Net income per share or trust unit

The following table reconciles net income for the three and nine month periods ended September 30, 2009 and 2008 and the weighted average number of shares outstanding at September 30, 2009 and trust units outstanding at September 30, 2008 for the purpose of computing basic and diluted net income per share or trust unit.
IESI-BFC Ltd. — Third Quarter 2009 — 52

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Net income	$19,109	$16,274	$43,853	$45,040

Net income — attributable to common share or trust unitholders	$16,793	$13,636	$38,331	$37,739

Weighted average number of shares or trust units, basic	82,294	57,569	71,102	57,569
Dilutive effect of PPSs	11,137	11,137	11,137	11,137

Weighted average number of shares or trust units, diluted	93,431	68,706	82,239	68,706

Net income per weighted average share or trust unit, basic	$0.20	$0.24	$0.54	$0.66

Net income per weighted average share or trust unit, diluted	$0.20	$0.24	$0.53	$0.66

Issued and outstanding share based options (thousands)	2,246	2,071	2,246	2,071

Share based options are anti-dilutive to the calculation of net income per share or trust unit and have been excluded from the calculation.

15.	Share Based Compensation

Compensation expense (recovery) resulting from fair value changes in share options and recorded to selling, general and administrative expense on the consolidated statement of operations and comprehensive income, for the three and nine months ended September 30, 2009 amounted to $416 and $1,000, respectively (2008 — ($781) and ($1,198), respectively). In addition, as of September 30, 2009, unrecognized compensation cost for share or trust unit based compensation totaled $1,165 (December 31, 2008 — $469). At September 30, 2009, $1,281 (December 31, 2008 — $167) is accrued.

Restricted share or trust unit expense, recorded to selling, general and administrative expense on the consolidated statement of operations and comprehensive income, for the three and nine months ended September 30, 2009 amounted to $390 and $1,081, respectively (2008 — $954 for both periods).

16.	Income Tax Expense (Recovery)

The components of domestic and foreign income before income taxes and domestic and foreign income taxes for the three and nine months ended September 30 are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Income before income taxes
Canada	$18,817	$14,217	$44,089	$42,573
U.S.	9,840	4,130	23,488	3,047

	$28,657	$18,347	$67,577	$45,620

Current income tax expense
Canada	$3,625	$704	$8,072	$3,504
U.S.	481	715	2,777	2,751

	4,106	1,419	10,849	6,255

Deferred income tax expense (recovery)
Canada	1,551	(1,810)	5,748	(5,149)
U.S.	3,891	2,464	7,127	(526)

	5,442	654	12,875	(5,675)

	$9,548	$2,073	$23,724	$580

IESI-BFC Ltd. — Third Quarter 2009 — 53

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
The Company believes its tax positions are defensible. The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense. Interest and penalties related to uncertain tax positions amounted to $nil at September 30, 2009 and September 30, 2008. The total amount of interest and penalties accrued in respect of uncertain tax positions amounted to $nil at September 30, 2009 and December 31, 2008.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions. Tax years open to audit range from 2000 to 2008 in Canada and from 1997 to 2008 in the U.S.

The Company does not tax effect its foreign currency translation adjustment.

17.	Financial Instruments

The following table categorizes the Company’s derivative financial liabilities and carrying and fair value amounts. All amounts are recorded as other liabilities on the Company’s consolidated balance sheet.

	September 30, 2009		December 31, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial liabilities

Held for trading
Long-term	$12,039	$12,039	$12,964	$12,964

Derivatives designated in a hedging relationship
Long-term	$468	$468	$1,891	$1,891
The following table outlines the hierarchical measurement categories for interest rate and commodity swaps at September 30, 2009:

	September 30, 2009
	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Other liabilities — interest rate swaps	$—	$12,039	$—	$12,039
Other liabilities — commodity swaps	$—	$468	$—	$468
Hedge accounting

The Company enters into commodity swaps to reduce its exposure to fluctuations in cash flows due to changes in the price of diesel fuel which it consumes to service its customers. To fulfill the Company’s objective, the Company has entered into cash flow hedges in the U.S., which are specifically tied to various forecasted diesel fuel purchases.

The following table outlines changes in the fair value of commodity swaps and its impact on other comprehensive income, net of the related tax effect, for the nine months ended September 30, 2009 and 2008.

	September 30
	2009	2008

Financial liabilities
Commodity swaps designated as cash flow hedges, net of tax
Other comprehensive loss	$283	$—
IESI-BFC Ltd. — Third Quarter 2009 — 54

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
At September 30, 2009, all of the commodity swaps accounted for as cash flow hedges were determined to be highly effective. Accordingly, no amounts have been recorded to net income due to ineffectiveness or otherwise. The first commodity swap commenced in July 2009. Accordingly, the Company will measure and record any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased. Additionally, gains or losses will be reclassified to net income as diesel fuel is consumed. The estimated net amount of the existing unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is $83. The timing of actual amounts reclassified to net income is dependent on future movements in diesel fuel prices.

Interest rate and commodity swaps

The Company is subject to credit risk on its interest rate and commodity swaps (collectively the “agreements”). The Company enters, or has entered, into these agreements as a condition of its U.S. long-term credit facility to fix a portion of its variable rate interest charge on advances and borrowings, to mitigate its exposure to fluctuations in cash flows due to changes in the price of diesel fuel, and to mitigate the effect of changes in commodity prices on old corrugated cardboard (“OCC”). All OCC agreements have expired. The Company’s corporate treasury function is charged with arranging and approving all agreements. Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee. The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements. If the counterparties’ credit rating, prepared by reputable third party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated. The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparties most recent credit rating, and where applicable changes to the risks related to each agreement. The Company’s maximum exposure to credit risk is the fair value of interest rate and commodity swaps recorded in other assets and liabilities on the Company’s consolidated balance sheet. The Company holds no collateral or other credit enhancements as security over these agreements. The Company deems the agreements’ credit quality to be high in light of the counterparties to the agreements and no amounts are either past due or impaired. In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

The contractual maturities of the Company’s derivatives are as follows:

	September 30, 2009
		Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$15,443	$8,534	$6,909	$—	$—
Commodity swaps	$6,152	$1,678	$3,378	$1,096	$—
Amounts recorded to net loss (gain) on financial instruments on the Company’s consolidated statement of operations and comprehensive income for the nine month period ended September 30, 2009 total ($866) (2008 – $3,623), in aggregate. The net (gain) loss on financial instruments is comprised of the following fair value changes: funded landfill post-closure costs ($67) (2008 – ($85)), interest rate swaps ($699) (2008 – $2,095), foreign currency exchange agreements $nil (2008 – $1,690), fuel hedges ($100) (2008 — $nil) and OCC hedges $nil (2008 – ($77)).
IESI-BFC Ltd. — Third Quarter 2009 — 55

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
18.	Segmented Reporting

The Company carries on business through three separate geographic segments: Canada, U.S. south and U.S. northeast. The business segments are vertically integrated and principally include collection and disposal of waste and recyclable products, transfer station operations, material recovery facilities and landfills and landfill gas to energy facilities. The geographic location limits the volume and amount of transactions between each segment.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies. U.S. corporate selling, general and administration expenses are allocated to the U.S. south and U.S. northeast segments based on various factors, which may include revenues less operating and selling, general and administrative expenses. The Company evaluates segment performance based on revenues, less operating and selling, general and administration expenses.

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Revenues
Canada	$94,644	$100,965	$252,815	$286,190
U.S. south	89,359	87,809	253,305	254,691
U.S. northeast	84,408	93,461	239,884	262,316

	$268,411	$282,235	$746,004	$803,197

Revenues less operating and selling, general and administration expenses
Canada	$34,613	$35,301	$89,154	$98,021
U.S. south	21,311	21,055	63,122	60,036
U.S. northeast	23,020	24,369	61,810	67,930

	$78,944	$80,725	$214,086	$225,987

Amortization
Canada	$13,674	$15,908	$37,925	$44,895
U.S. south	12,145	12,156	35,808	37,023
U.S. northeast	16,127	18,864	46,969	53,379

	$41,946	$46,928	$120,702	$135,297

	September 30, 2009
	Canada	U.S. south	U.S. northeast	Total

Goodwill	$58,455	$168,203	$401,048	$627,706
Capital assets	$152,785	$170,099	$106,319	$429,203
Landfill assets	$172,152	$138,864	$348,280	$659,296
Total Assets	$479,903	$538,458	$975,832	$1,994,193

	December 31, 2008
	Canada	U.S. south	U.S. northeast	Total

Goodwill	$50,326	$166,458	$401,048	$617,832
Capital assets	$133,584	$157,023	$118,074	$408,681
Landfill assets	$152,204	$124,944	$344,714	$621,862
Total Assets	$428,391	$509,793	$994,735	$1,932,919
IESI-BFC Ltd. — Third Quarter 2009 — 56

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
19.	Commitments and Contingencies

The Company has an accrued environmental liability of $13,961 recorded in landfill closure and post-closure costs which relates principally to an inactive landfill (hereinafter referred to as “Tantalo”), that the Company assumed as part of the IESI acquisition. The environmental liability consists of remediation and post-closure monitoring totaling $16,585. The initial Tantalo remediation work commenced in 2004, and the post-closure monitoring commenced in 2007. Tantalo is a twenty-six acre landfill that stopped accepting waste in 1976 and has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”. During its period of operation, Tantalo received both municipal and industrial waste, some of which has been found to exhibit “hazardous” characteristics as defined by the U.S. Resource Conservation and Recovery Act. Past activities at Tantalo have resulted in the release of hazardous wastes into the groundwater. A remediation program has been developed for Tantalo in conjunction with the New York State Department of Environmental Conservation. The remediation program includes: installation of groundwater barriers, protective liner caps, leachate and gas collection systems, and storm-water drainage controls, as well as methods to accelerate the decontamination process. In addition, IESI purchased a “Cleanup Cost Cap Insurance Policy,” with a ten-year policy period, which provides $25,000 of coverage in excess of the remediation portion of the liability.

The cost of remediation requires a number of assumptions and estimates which are inherently difficult to estimate, and the outcome may differ materially from current estimates. However, management believes that its experience provides a reasonable basis for estimating the liability. As additional information becomes available, estimates are adjusted as applicable. It is possible that technological, regulatory or enforcement developments, the results of environmental studies, or other factors could necessitate the recording of additional liabilities which could be material. The estimated environmental remediation liabilities have not been reduced for possible recoveries from other potentially responsible third parties.

The Company leases buildings and equipment under various operating leases. Future lease payments for the next five years and thereafter are as follows:

2010	$5,451
2011	4,002
2012	3,493
2013	3,162
2014	4,562
Thereafter	9,760

$30,430

The Company is the successor to a license agreement, in Canada, to use the trade name “BFI” and the related logo, subject to certain restrictions. The agreement was amended on February 22, 2002, whereby a one-time payment of C$2,000 was made on April 25, 2002 in full satisfaction of all royalty obligations under the license agreement payable through June 1, 2015 (effectively the initial 15-year term). The Company has two additional 10 year extension options at a cost of C$600 and C$1,500, respectively, per annum.

The Company enters into various commitments in the normal course of business. At September 30, 2009 the Company has issued letters of credit amounting to $143,426 (December 31, 2008 — $149,081) and performance bonds totaling $218,129 (December 31, 2008 - $201,418). Letters of credit are made available from the Company’s lenders to its long-term debt facilities. Accordingly, letters of credit are included in the security offered by the Company to its lenders through its long-term debt facilities.
IESI-BFC Ltd. — Third Quarter 2009 — 57

IESI-BFC Ltd.
Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
On the acquisition of IESI, the Company assumed various obligations which require the payment of additional amounts for achieving certain negotiated events or business performance targets, including landfill expansion approval or target disposal volumes. The Company is obligated to pay certain sellers various amounts for achieving certain negotiated disposal volumes to a maximum of approximately $10,750. Amounts are accrued monthly, and paid from time to time in accordance with the underlying agreements, until certain threshold negotiated disposal volume targets are achieved, and the maximum obligation is satisfied. Monthly accrued amounts, which are paid up to the date the disposal volume threshold targets are met, reduce the threshold payment by a similar amount. The Company will record an adjustment to the purchase price allocation when the contingency is resolved and consideration is issued or becomes issuable. Landfill permits acquired on the acquisition of IESI were recorded at their fair values. Accordingly, all contingent amounts paid, and all future contingent payments, in respect of certain landfill expansion approvals or fulfilling disposal volume targets, are recorded to goodwill.

The Company is subject to certain lawsuits and other claims arising in the ordinary course of business. The outcome of these matters is subject to future resolution. Management’s evaluation and analysis of such matters indicates that the resolution thereof will not have a material effect on the Company’s financial statements.

20.	Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and disposed of waste volumes. Higher collection and disposal revenues are partially offset by higher operating expenses to service and dispose of additional waste volumes and higher landfill asset amortization.

21.	Subsequent Events

The Company has evaluated all subsequent events through October 29, 2009. The financial statements were issued and were available for issue on October 29, 2009.

22.	Reconciliation of U.S. to Canadian GAAP

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which differs in certain respects from Canadian generally accepted accounting principles (“Canadian GAAP”). The effects of significant accounting differences and certain disclosure differences on the Company’s financial statements are quantified and described in the following tables and notes for the periods ended September 30, 2009 and 2008. In addition, the Company’s consolidated balance sheets, statements of operations and comprehensive income (loss) and cash flows have been presented in Canadian GAAP and Canadian dollars, the Company’s functional currency.
IESI-BFC Ltd. — Third Quarter 2009 — 58

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
Consolidated Balance Sheet
September 30, 2009 (unaudited — in thousands of U.S. dollars, unless otherwise stated)

					Stated in
					accordance with
	Stated in	Adjustments		Stated in	Canadian GAAP
	accordance with	from U.S. to		accordance with	and in Canadian
	U.S. GAAP	Canadian GAAP	Note	Canadian GAAP	dollars

ASSETS
CURRENT
Cash and cash equivalents	$9,025	$—		$9,025	$9,677
Accounts receivable	119,265	—		119,265	127,876
Other receivables	547	—		547	587
Prepaid expenses	19,323	—		19,323	20,718

	148,160	—		148,160	158,858
OTHER RECEIVABLES	1,302	—		1,302	1,396
FUNDED LANDFILL POST-CLOSURE COSTS	7,902	—		7,902	8,472
INTANGIBLES	105,514	—		105,514	113,132
GOODWILL	627,706	—		627,706	673,026
LANDFILL DEVELOPMENT ASSETS	6,803	—		6,803	7,294
DEFERRED FINANCING COSTS	8,307	(8,307)	B	—	—
CAPITAL ASSETS	429,203	(84)	D	429,119	460,101
LANDFILL ASSETS	659,296	(12,158)	D	647,138	693,861

	$1,994,193	$(20,549)		$1,973,644	$2,116,140

LIABILITIES
CURRENT
Accounts payable	$55,006	$—		$55,006	$58,977
Accrued charges	65,739	(1,281)	C	64,458	69,112
Dividends payable	21,786	—		21,786	23,359
Income taxes payable	10,045	—		10,045	10,770
Deferred revenues	13,044	—		13,044	13,986
Landfill closure and post-closure costs	7,668	—		7,668	8,222

	173,288	(1,281)		172,007	184,426
LONG-TERM DEBT	646,849	—		646,849	693,551
LANDFILL CLOSURE AND POST-CLOSURE COSTS	65,694	—		65,694	70,437
OTHER LIABILITIES	12,516	—		12,516	13,420
DEFERRED INCOME TAXES	73,872	(2,934)	B	66,475	71,274
		(4,463)	D

	972,219	(8,678)		963,541	1,033,108

EQUITY
NON-CONTROLLING INTEREST	231,638	(2,399)	F	229,239	225,713

SHAREHOLDERS’ EQUITY	790,336	(5,373)	B	780,864	857,319
		1,281	C
		(7,779)	D
		2,399	F

	1,021,974	(11,871)		1,010,103	1,083,032

	$1,994,193	$(20,549)		$1,973,644	$2,116,140

IESI-BFC Ltd. — Third Quarter 2009 — 59

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
Consolidated Balance Sheet

December 31, 2008 (in thousands of U.S. dollars, unless otherwise stated)

					accordance with
	Stated in	Adjustments		Stated in	Canadian GAAP
	accordance with	from U.S. to		accordance with	and in Canadian
	U.S. GAAP	Canadian GAAP	Note	Canadian GAAP	dollars

ASSETS
CURRENT
Cash and cash equivalents	$11,938	$82	A	$12,020	$14,720
Accounts receivable	107,767	—		107,767	131,972
Other receivables	228	—		228	279
Prepaid expenses	19,597	—		19,597	23,998
Restricted cash	82	(82)	A	—	—

	139,612	—		139,612	170,969
OTHER RECEIVABLES	394	—		394	482
FUNDED LANDFILL POST-CLOSURE COSTS	6,115	—		6,115	7,488
INTANGIBLES	119,898	—		119,898	146,827
GOODWILL	617,832	—		617,832	756,597
LANDFILL DEVELOPMENT ASSETS	8,589	—		8,589	10,518
DEFERRED FINANCING COSTS	9,936	(9,936)	B	—	—
CAPITAL ASSETS	408,681	(57)	D	408,624	500,401
LANDFILL ASSETS	621,862	(11,245)	D	610,617	747,761

	$1,932,919	$(21,238)		$1,911,681	$2,341,043

LIABILITIES
CURRENT
Accounts payable	$54,134	$—		$54,134	$66,293
Accrued charges	55,509	(167)	C	55,342	67,769
Dividends payable	2,337	—		2,337	2,862
Income taxes payable	1,387	—		1,387	1,699
Deferred revenues	10,800	—		10,800	13,226
Current portion of long-term debt	38,380	—		38,380	47,000
Landfill closure and post-closure costs	7,210	—		7,210	8,829

	169,757	(167)		169,590	207,678
LONG-TERM DEBT	835,210	—		835,210	1,022,798
LANDFILL CLOSURE AND POST-CLOSURE COSTS	50,857	—		50,857	62,280
OTHER LIABILITIES	15,045	—		15,045	18,424
DEFERRED INCOME TAXES	64,348	(3,545)	B	56,674	69,403
		(4,129)	D

	1,135,217	(7,841)		1,127,376	1,380,583

EQUITY
NON-CONTROLLING INTEREST	230,452	(2,591)	F	227,861	241,339

SHAREHOLDERS’ EQUITY	567,250	(6,391)	B	556,444	719,121
		167	C
		(7,173)	D
		2,591	F

	797,702	(13,397)		784,305	960,460

	$1,932,919	$(21,238)		$1,911,681	$2,341,043

IESI-BFC Ltd. — Third Quarter 2009 — 60

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
Consolidated Statement of Operations and Comprehensive Income (Loss)
For the three months ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except net income per share amounts and where otherwise stated)

					Stated in
					accordance with
	Stated in	Adjustments		Stated in	Canadian GAAP
	accordance with	from U.S. to		accordance with	and in Canadian
	U.S. GAAP	Canadian GAAP	Note	Canadian GAAP	dollars

REVENUES	$268,411	$—		$268,411	$296,718
EXPENSES
OPERATING	156,195	—		156,195	172,600
SELLING, GENERAL AND ADMINISTRATION	33,272	(416)	C	32,856	36,190
AMORTIZATION	41,946	(295)	D	41,651	45,893

OPERATING INCOME	36,998	711		37,709	42,035
INTEREST ON LONG-TERM DEBT	7,851	(676)	B	7,857	8,548
		682	D
FINANCING COSTS	—	(98)	B	(98)	(133)
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(13)	—		(13)	(11)
NET FOREIGN EXCHANGE LOSS	61	—		61	65
NET LOSS ON FINANCIAL INSTRUMENTS	305	—		305	400
CONVERSION COSTS	93	—		93	104
OTHER EXPENSES	44	—		44	50

INCOME BEFORE INCOME TAXES	28,657	803		29,460	33,012
INCOME TAX EXPENSE (RECOVERY)
Current	4,106	—		4,106	4,560
Deferred	5,442	275	B	5,577	6,247
		(140)	D

	9,548	135		9,683	10,807

NET INCOME	19,109	668		19,777	22,205

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	13,813	(36)	B,D	13,777	(75,516)
Commodity swaps designated as cash flow hedges, net of tax	(70)	—		(70)	(94)

COMPREHENSIVE INCOME (LOSS)	$32,852	$632		$33,484	$(53,405)

NET INCOME — CONTROLLING INTEREST	$16,793	$588		$17,381	$19,522
NET INCOME — NON-CONTROLLING INTEREST	$2,316	$80		$2,396	$2,683
COMPREHENSIVE INCOME (LOSS) — CONTROLLING INTEREST	$28,837	$556		$29,393	$(46,319)
COMPREHENSIVE INCOME (LOSS) — NON-CONTROLLING INTEREST	$4,015	$76		$4,091	$(7,086)
Net income per weighted average share, basic	$0.20	$0.01		$0.21	$0.24
Net income per weighted average share, diluted	$0.20	$0.01		$0.21	$0.24
Weighted average number of shares outstanding (thousands), basic	82,294	(225)		82,069	82,069
Weighted average number of shares outstanding (thousands), diluted	93,431	(225)		93,206	93,206
IESI-BFC Ltd. — Third Quarter 2009 — 61

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
Consolidated Statement of Operations and Comprehensive Income (Loss)
For the nine months ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except net income per share amounts and where otherwise stated)

					Stated in
					accordance with
	Stated in	Adjustments		Stated in	Canadian GAAP
	accordance with	from U.S. to		accordance with	and in Canadian
	U.S. GAAP	Canadian GAAP	Note	Canadian GAAP	dollars

REVENUES	$746,004	$—		$746,004	$872,791
EXPENSES
OPERATING	435,969	—		435,969	510,064
SELLING, GENERAL AND ADMINISTRATION	95,949	(1,000)	C	94,949	111,086
AMORTIZATION	120,702	(772)	D	119,930	140,313

OPERATING INCOME	93,384	1,772		95,156	111,328
INTEREST ON LONG-TERM DEBT	26,246	(2,221)	B	25,614	29,967
		1,589	D
FINANCING COSTS	—	400	B	400	468
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(128)	—		(128)	(150)
NET FOREIGN EXCHANGE LOSS	238	—		238	278
NET GAIN ON FINANCIAL INSTRUMENTS	(866)	—		(866)	(1,013)
CONVERSION COSTS	208	—		208	243
OTHER EXPENSES	109	—		109	128

INCOME BEFORE INCOME TAXES	67,577	2,004		69,581	81,407
INCOME TAX EXPENSE (RECOVERY)
Current	10,849	—		10,849	12,693
Deferred	12,875	663	B	13,241	15,491
		(297)	D

	23,724	366		24,090	28,184

NET INCOME	43,853	1,638		45,491	53,223

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	21,985	(112)	B,D	21,873	(111,315)
Commodity swaps designated as cash flow hedges, net of tax	283	—		283	331

COMPREHENSIVE INCOME (LOSS)	$66,121	$1,526		$67,647	$(57,761)

NET INCOME — CONTROLLING INTEREST	$38,331	$1,432		$39,763	$46,521
NET INCOME — NON-CONTROLLING INTEREST	$5,522	$206		$5,728	$6,702
COMPREHENSIVE INCOME (LOSS) — CONTROLLING INTEREST	$57,795	$1,334		$59,129	$(50,488)
COMPREHENSIVE INCOME (LOSS) — NON-CONTROLLING INTEREST	$8,326	$192		$8,518	$(7,273)

Net income per weighted average share, basic	$0.54	$0.02		$0.56	$0.66
Net income per weighted average share, diluted	$0.53	$0.02		$0.55	$0.65
Weighted average number of shares outstanding (thousands), basic	71,102	(225)		70,877	70,877
Weighted average number of shares outstanding (thousands), diluted	82,239	(225)		82,014	82,014
IESI-BFC Ltd. — Third Quarter 2009 — 62

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
Consolidated Statement of Operations and Comprehensive Income
For the three months ended September 30, 2008 (unaudited — in thousands of U.S. dollars, except net income per trust unit amounts and where otherwise stated)

					Stated in
					accordance with
	Stated in	Adjustments		Stated in	Canadian GAAP
	accordance with	from U.S. to		accordance with	and Canadian
	U.S. GAAP	Canadian GAAP	Note	Canadian GAAP	dollars

REVENUES	$282,235	$—		$282,235	$293,547
EXPENSES
OPERATING	169,209	—		169,209	176,026
SELLING, GENERAL AND ADMINISTRATION	32,301	1,923	C	34,224	35,577
AMORTIZATION	46,928	(412)	D	46,516	48,402

OPERATING INCOME	33,797	(1,511)		32,286	33,542
INTEREST ON LONG-TERM DEBT	13,367	(846)	B	13,182	13,729
		661	D
FINANCING COSTS	—	2,210	B	2,210	2,262
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(265)	—		(265)	(271)
NET FOREIGN EXCHANGE LOSS (GAIN)	3	—		3	(4)
NET GAIN ON FINANCIAL INSTRUMENTS	98	—		98	140
CONVERSION COSTS	2,216	—		2,216	2,257
OTHER EXPENSES	31	—		31	33

INCOME BEFORE INCOME TAXES	18,347	(3,536)		14,811	15,396
INCOME TAX EXPENSE (RECOVERY)
Current	1,419	—		1,419	1,502
Deferred	654	(413)	B	(322)	(402)
		(474)	C
		(89)	D

	2,073	(976)		1,097	1,100

NET INCOME	16,274	(2,560)		13,714	14,296

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	1,905	(231)	B	1,431	25,404
		(243)	D

COMPREHENSIVE INCOME	$18,179	$(3,034)		$15,145	$39,700

NET INCOME — CONTROLLING INTEREST	$13,636	$(2,145)		$11,491	$11,979
NET INCOME — NON-CONTROLLING INTEREST	$2,638	$(415)		$2,223	$2,317

Net income per weighted average trust unit, basic	$0.24	$(0.04)		$0.20	$0.21
Net income per weighted average trust unit, diluted	$0.24	$(0.04)		$0.20	$0.21
Weighted average number of trust units outstanding (thousands), basic	57,569	(64)		57,505	57,505
Weighted average number of trust units outstanding (thousands), diluted	68,706	(64)		68,642	68,642
IESI-BFC Ltd. — Third Quarter 2009 — 63

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
Consolidated Statement of Operations and Comprehensive Income
For the nine months ended September 30, 2008 (unaudited — in thousands of U.S. dollars, except net income per trust unit amounts and where otherwise stated)

					Stated in
					accordance with
Stated in		Adjustments		Stated in	Canadian GAAP
accordance with		from U.S. to		accordance with	and Canadian
U.S. GAAP		Canadian GAAP	Note	Canadian GAAP	dollars

REVENUES	$803,197	$—		$803,197	$818,156
EXPENSES
OPERATING	484,501	—		484,501	493,525
SELLING, GENERAL AND ADMINISTRATION	92,709	3,091	C	95,800	97,584
AMORTIZATION	135,297	(1,082)	D	134,215	136,715

OPERATING INCOME	90,690	(2,009)		88,681	90,332
INTEREST ON LONG-TERM DEBT	40,111	(2,819)	B	39,070	39,798
		1,778	D
FINANCING COSTS	—	3,134	B	3,134	3,192
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(351)	—		(351)	(358)
NET FOREIGN EXCHANGE GAIN	(617)	—		(617)	(628)
NET LOSS ON FINANCIAL INSTRUMENTS	3,623	—		3,623	3,690
CONVERSION COSTS	2,216	—		2,216	2,257
OTHER EXPENSES	88	—		88	90

INCOME BEFORE INCOME TAXES	45,620	(4,102)		41,518	42,291
INCOME TAX EXPENSE (RECOVERY)
Current	6,255	—		6,255	6,372
Deferred	(5,675)	(39)	B	(6,686)	(6,811)
		(721)	C
		(251)	D

	580	(1,011)		(431)	(439)

NET INCOME	45,040	(3,091)		41,949	42,730

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	42,749	(402)	B	41,919	45,445
		(428)	D

COMPREHENSIVE INCOME	$87,789	$(3,921)		$83,868	$88,175

NET INCOME — CONTROLLING INTEREST	$37,739	$(2,590)		$35,149	$35,804
NET INCOME — NON-CONTROLLING INTEREST	$7,301	$(501)		$6,800	$6,926
Net income per weighted average trust unit, basic	$0.66	$(0.05)		$0.61	$0.62
Net income per weighted average trust unit, diluted	$0.66	$(0.05)		$0.61	$0.62
Weighted average number of trust units outstanding (thousands), basic	57,569	(22)		57,547	57,547
Weighted average number of trust units outstanding (thousands), diluted	68,706	(22)		68,684	68,684
IESI-BFC Ltd. — Third Quarter 2009 — 64

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
Consolidated Statement of Cash Flows
For the thee months ended September 30, 2009 (unaudited — in thousands of U.S. dollars, unless otherwise stated)

					Stated in
					accordance with
	Stated in	Adjustments		Stated in	Canadian GAAP
	accordance with	from U.S. to		accordance with	and Canadian
	U.S. GAAP	Canadian GAAP	Note	Canadian GAAP	dollars

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$19,109	$668		$19,777	$22,205
Items not affecting cash
Restricted share expense	390	—		390	431
Accretion of landfill closure and post-closure costs	805	—		805	887
Amortization of intangibles	7,164	—		7,164	7,855
Amortization of capital assets	18,890	—		18,890	20,760
Amortization of landfill assets	15,892	(295)	D	15,597	17,278
Interest on long-term debt (deferred financing costs)	676	(676)	B	—	—
Net gain on sale of capital and landfill assets	(13)	—		(13)	(11)
Net loss on financial instruments	305	—		305	400
Deferred income taxes	5,442	135	B,D	5,577	6,247
Landfill closure and post-closure expenditures	(2,609)	—		(2,609)	(2,967)
Changes in non-cash working capital items	10,546	(416)	C	10,130	(281)

Cash generated from operating activities	76,597	(584)		76,013	72,804

INVESTING
Acquisitions	(1,521)	—		(1,521)	(1,786)
Investment in other receivables	(120)	—		(120)	(95)
Proceeds from other receivables	129	—		129	143
Funded landfill post-closure costs	(278)	—		(278)	(312)
Purchase of capital assets	(20,530)	10	D	(20,520)	(22,636)
Purchase of landfill assets	(7,631)	672	D	(6,959)	(7,381)
Proceeds from the sale of capital and landfill assets	217	—		217	124
Investment in landfill development assets	(316)	—		(316)	(353)

Cash utilized in investing activities	(30,050)	682		(29,368)	(32,296)

FINANCING
Recovery of deferred financing costs	98	(98)	B	—	—
Proceeds from long-term debt	26,041	—		26,041	26,234
Repayment of long-term debt	(50,564)	—		(50,564)	(46,603)
Common shares issued, net of issue costs	(420)	—		(420)	(491)
Dividends paid to shareholders and participating preferred shareholders	(20,542)	—		(20,542)	(23,358)

Cash utilized in financing activities	(45,387)	(98)		(45,485)	(44,218)

Effect of reporting currency translation on cash and cash equivalents	(3,265)	—		(3,265)	448

NET CASH OUTFLOW	(2,105)	—		(2,105)	(3,262)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	11,130	—		11,130	12,939

CASH AND CASH EQUIVALENTS, END OF PERIOD	$9,025	$—		$9,025	$9,677

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$8,056	$—		$8,056	$8,638
Cash equivalents	969	—		969	1,039

	$9,025	$—		$9,025	$9,677

Cash paid during the period for:
Income taxes	$8	$—		$8	$(83)
Interest	$8,096	$—		$8,096	$8,752
IESI-BFC Ltd. — Third Quarter 2009 — 65

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
Consolidated Statement of Cash Flows
For the nine months ended September 30, 2009 (unaudited — in thousands of U.S. dollars, unless otherwise stated)

					Stated in
					accordance with
	Stated in	Adjustments		Stated in	Canadian GAAP
	accordance with	from U.S. to		accordance with	and Canadian
	U.S. GAAP	Canadian GAAP	Note	Canadian GAAP	dollars

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$43,853	$1,638		$45,491	$53,223
Items not affecting cash Restricted share expense	1,081	—		1,081	1,264
Write-off of landfill development assets	77	—		77	93
Accretion of landfill closure and post-closure costs	2,322	—		2,322	2,717
Amortization of intangibles	21,673	—		21,673	25,356
Amortization of capital assets	55,894	—		55,894	65,394
Amortization of landfill assets	43,135	(772)	D	42,363	49,563
Interest on long-term debt (deferred financing costs)	2,221	(2,221)	B	—	—
Net gain on sale of capital and landfill assets	(128)	—		(128)	(150)
Net gain on financial instruments	(866)	—		(866)	(1,013)
Deferred income taxes	12,875	366	B,D	13,241	15,491
Landfill closure and post-closure expenditures	(4,964)	—		(4,964)	(5,808)
Changes in non-cash working capital items	15,476	(1,000)	C	14,476	16,937

Cash generated from operating activities	192,649	(1,989)		190,660	223,067

INVESTING
Acquisitions	(22,161)	—		(22,161)	(26,682)
Restricted cash withdrawals	82	(82)	A	—	—
Investment in other receivables	(1,398)	—		(1,398)	(1,636)
Proceeds from other receivables	354	—		354	414
Funded landfill post-closure costs	(659)	—		(659)	(771)
Purchase of capital assets	(58,370)	17	D	(58,353)	(68,270)
Purchase of landfill assets	(29,505)	1,572	D	(27,933)	(32,680)
Proceeds from the sale of capital and landfill assets	3,820	—		3,820	4,469
Investment in landfill development assets	(755)	—		(755)	(883)

Cash utilized in investing activities	(108,592)	1,507		(107,085)	(126,039)

FINANCING
Payment of deferred financing costs	(400)	400	B	—	—
Proceeds from long-term debt	142,815	—		142,815	167,087
Repayment of long-term debt	(396,948)	—		(396,948)	(464,411)
Common shares issued, net of issue costs	209,264	—		209,264	240,454
Purchase of restricted shares	(172)	—		(172)	(207)
Dividends paid to shareholders and participating preferred shareholders	(39,182)	—		(39,182)	(45,841)

Cash utilized in financing activities	(84,623)	400		(84,223)	(102,918)

Effect of reporting currency translation on cash and cash equivalents	(2,347)	—		(2,347)	847

NET CASH OUTFLOW	(2,913)	(82)		(2,995)	(5,043)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,938	82	A	12,020	14,720

CASH AND CASH EQUIVALENTS, END OF PERIOD	$9,025	$—		$9,025	$9,677

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$8,056	$—		$8,056	$8,638
Cash equivalents	969	—		969	1,039

	$9,025	$—		$9,025	$9,677

Cash paid during the period for:
Income taxes	$2,570	$—		$2,570	$3,007
Interest	$27,709	$—		$27,709	$32,418
IESI-BFC Ltd. — Third Quarter 2009 — 66

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
Consolidated Statement of Cash Flows
For the thee months ended September 30, 2008 (unaudited — in thousands of U.S. dollars, unless otherwise stated)

					Stated in
					accordance with
	Stated in	Adjustments		Stated in	Canadian GAAP
	accordance with	from U.S. to		accordance with	and Canadian
	U.S. GAAP	Canadian GAAP	Note	Canadian GAAP	dollars

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$16,274	$(2,560)		$13,714	$14,296
Items not affecting cash
Restricted trust unit expense	954	—		954	972
Write-off of landfill development assets	22	—		22	33
Accretion of landfill closure and post-closure costs	771	—		771	803
Amortization of intangibles	8,123	—		8,123	8,461
Amortization of capital assets	19,805	(1)	D	19,804	20,618
Amortization of landfill assets	19,000	(411)	D	18,589	19,323
Interest on long-term debt (deferred financing costs)	846	(846)	B	—	—
Net gain on sale of capital and landfill assets	(265)	—		(265)	(271)
Net loss on financial instruments	98	—		98	140
Deferred income taxes	654	(976)	B,C,D	(322)	(402)
Landfill closure and post-closure expenditures	(485)	—		(485)	(502)
Changes in non-cash working capital items	4,079	1,923	C	6,002	5,909

Cash generated from operating activities	69,876	(2,871)		67,005	69,380

INVESTING
Acquisitions	(2,023)	—		(2,023)	(2,694)
Restricted cash withdrawals	742	(742)	A	—	—
Proceeds from other receivables	72	—		72	77
Funded landfill post-closure costs	(551)	—		(551)	(568)
Purchase of capital assets	(24,070)	—		(24,070)	(24,953)
Purchase of landfill assets	(18,507)	661	D	(17,846)	(18,424)
Proceeds from the sale of capital and landfill assets	807	—		807	828
Investment in landfill development assets	(3,470)	—		(3,470)	(3,555)

Cash utilized in investing activities	(47,000)	(81)		(47,081)	(49,289)

FINANCING
Payment of deferred financing costs	(2,210)	2,210	B	—	—
Proceeds from long-term debt	55,511	—		55,511	58,221
Repayment of long-term debt	(41,766)	—		(41,766)	(43,287)
Purchase of restricted trust units	(3,912)	—		(3,912)	(3,985)
Distributions and dividends paid to unitholders and participating preferred shareholders	(29,947)	—		(29,947)	(31,226)

Cash utilized in financing activities	(22,324)	2,210		(20,114)	(20,277)

Effect of reporting currency translation on cash and cash equivalents	(783)	7		(776)	(260)

NET CASH OUTFLOW	(231)	(735)		(966)	(446)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	13,155	827	A	13,982	14,242

CASH AND CASH EQUIVALENTS, END OF PERIOD	$12,924	$92		$13,016	$13,796

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$12,920	$92		$13,012	$13,791
Cash equivalents	4	—		4	5

	$12,924	$92		$13,016	$13,796

Cash paid during the period for:
Income taxes	$264	$—		$264	$378
Interest	$9,189	$—		$9,189	$9,622
IESI-BFC Ltd. — Third Quarter 2009 — 67

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
Consolidated Statement of Cash Flows
For the nine months ended September 30, 2008 (unaudited — in thousands of U.S. dollars, unless otherwise stated)

					Stated in
					accordance with
	Stated in	Adjustments		Stated in	Canadian GAAP
	accordance with	from U.S. to		accordance with	and Canadian
	U.S. GAAP	Canadian GAAP	Note	Canadian GAAP	dollars

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$45,040	$(3,091)		$41,949	$42,730
Items not affecting cash Restricted trust unit expense	954	—		954	972
Write-off of landfill development assets	935	—		935	952
Accretion of landfill closure and post-closure costs	2,326	—		2,326	2,369
Amortization of intangibles	24,236	—		24,236	24,687
Amortization of capital assets	58,102	(2)	D	58,100	59,182
Amortization of landfill assets	52,959	(1,080)	D	51,879	52,846
Interest on long-term debt (deferred financing costs)	2,819	(2,819)	B	—	—
Net gain on sale of capital and landfill assets	(351)	—		(351)	(358)
Net loss on financial instruments	3,623	—		3,623	3,690
Deferred income taxes	(5,675)	(1,011)	B,C,D	(6,686)	(6,811)
Landfill closure and post-closure expenditures	(1,108)	—		(1,108)	(1,129)
Changes in non-cash working capital items	(14,690)	3,091	C	(11,599)	(11,815)

Cash generated from operating activities	169,170	(4,912)		164,258	167,315

INVESTING
Acquisitions	(56,511)	—		(56,511)	(57,563)
Restricted cash withdrawals	1,532	(1,532)	A	—	—
Proceeds from other receivables	371	—		371	378
Funded landfill post-closure costs	(1,137)	—		(1,137)	(1,158)
Purchase of capital assets	(61,398)	—		(61,398)	(62,542)
Purchase of landfill assets	(40,681)	1,778	D	(38,903)	(39,628)
Proceeds from the sale of capital and landfill assets	1,348	—		1,348	1,373
Investment in landfill development assets	(5,202)	—		(5,202)	(5,299)

Cash utilized in investing activities	(161,678)	246		(161,432)	(164,439)

FINANCING
Payment of deferred financing costs	(3,134)	3,134	B	—	—
Proceeds from long-term debt	199,702	—		199,702	203,421
Repayment of long-term debt	(105,690)	—		(105,690)	(107,658)
Trust units issued, net of issue costs	(3)	—		(3)	(3)
Purchase of restricted trust units	(3,912)	—		(3,912)	(3,985)
Distributions and dividends paid to unitholders and participating preferred shareholders	(91,967)	—		(91,967)	(93,680)

Cash utilized in financing activities	(5,004)	3,134		(1,870)	(1,905)

Effect of reporting currency translation on cash and cash equivalents	(1,465)	5	A	(1,460)	(534)

NET CASH INFLOW (OUTFLOW)	1,023	(1,527)		(504)	437

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,901	1,619	A	13,520	13,359

CASH AND CASH EQUIVALENTS, END OF PERIOD	$12,924	$92		$13,016	$13,796

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$12,920	$92	A	$13,012	$13,791
Cash equivalents	4	—		4	5

	$12,924	$92		$13,016	$13,796

Cash paid during the period for:
Income taxes	$9,688	$—		$9,688	$9,868
Interest	$31,683	$—		$31,683	$32,273
IESI-BFC Ltd. — Third Quarter 2009 — 68

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
The following table reconciles net income reported in accordance with U.S. GAAP to net income reportable in accordance with Canadian GAAP for the three and nine month periods ended September 30, 2009 and 2008:

		Three months ended

	Note	2009	2008

Net income in accordance with U.S. GAAP		$19,109	$16,274
Impact on net income from Canadian GAAP adjustments:
Capitalized deferred financing costs, net of income taxes	B	499	(951)
Share or trust unit based compensation and shares or trust units held in a rabbi trust, net of income taxes	C	416	(1,449)
Capitalized interest, net of income taxes	D	(247)	(160)

Net income in accordance with Canadian GAAP		$19,777	$13,714

Basic earnings per share or trust unit in accordance with Canadian GAAP		$0.21	$0.20

Diluted earnings per share or trust unit in accordance with Canadian GAAP		$0.21	$0.20

Weighted average shares or trust units outstanding (thousands), basic		82,069	57,505

Weighted average shares or trust units outstanding (thousands), diluted		93,206	68,642

		Nine months ended

	Note	2009	2008

Net income in accordance with U.S. GAAP		$43,853	$45,040
Impact on net income from Canadian GAAP adjustments:
Capitalized deferred financing costs, net of income taxes	B	1,158	(276)
Share or trust unit based compensation and shares or trust units held in a rabbi trust, net of income taxes	C	1,000	(2,370)
Capitalized interest, net of income taxes	D	(520)	(445)

Net income in accordance with Canadian GAAP		$45,491	$41,949

Basic earnings per share or trust unit in accordance with Canadian GAAP		$0.56	$0.61

Diluted earnings per share or trust unit in accordance with Canadian GAAP		$0.55	$0.61

Weighted average shares or trust units outstanding (thousands), basic		70,877	57,547

Weighted average shares or trust units outstanding (thousands), diluted		82,014	68,684

Reconciliation of U.S. to Canadian GAAP — Notes
A. Restricted cash
Under U.S. GAAP, restricted cash is considered an investment that limits the holders’ ability to utilize such amounts. Under Canadian GAAP, the Company includes restricted cash balances in cash and cash equivalents as its intended use is deemed to be current. In addition, deposits and withdrawals of restricted cash amounts under U.S. GAAP are recorded as an investing activity in the consolidated statement of cash flows. In accordance with the Company’s application of Canadian GAAP, restricted cash amounts were reclassified to cash and cash equivalents on the Company’s consolidated balance sheet. In addition, restricted cash deposits and withdrawals were reclassified from investing activities on the Company’s consolidated statement of cash flows.
IESI-BFC Ltd. — Third Quarter 2009 — 69

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements
For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
B. Capitalization of deferred financing costs
Under U.S. GAAP, costs to secure or amend long-term debt facilities are deferred and amortized over the term of the underlying debt instrument. Under Canadian GAAP, the Company has elected to expense all transaction costs, including those related to long-term debt instruments. To comply with Canadian GAAP, the Company decreased deferred financing costs and equity (deficit, non-controlling interest, and accumulated other comprehensive loss) on its consolidated balance sheet and increased financing costs on its consolidated statement of operations and comprehensive income (loss). Amortization of deferred financing costs recorded to interest expense was also reversed.
The decrease in deferred financing costs results in a lower accounting versus tax basis and lower deferred income tax liability which is recorded to deferred income tax expense on the Company’s consolidated statement of operations and comprehensive income (loss). In addition, lower deferred financing costs and deferred income tax liability amounts, which are translated to U.S. from Canadian dollars results in a change to the foreign currency translation adjustment amount presented on the Company’s consolidated statement of operations and comprehensive income (loss).
C. Share or trust unit based compensation
Share or trust unit based options
Under U.S. GAAP, share or trust unit appreciation rights are measured at fair value at the date of grant and-remeasured at fair value at each balance sheet date to the date of settlement. The resulting compensation expense is recorded to selling, general and administration expense. Under Canadian GAAP, share or trust unit options with share or trust unit appreciation rights, and the related changes thereto, are recorded to selling, general and administration expense when the quoted market price of the share or trust unit exceeds the exercise price of the option.
Shares or trust units held by a rabbi trust
Prior to the conversion of the Fund’s trust structure to a corporation (Note 6), trust units of the Fund acquired for the benefit of the Company’s U.S. long-term incentive plan participants, and held in a rabbi trust, were classified to Mezzanine Equity. The deferred compensation obligation related to these trust units was recorded to accrued charges due to the redemption feature of the trust units. Increases or decreases to the deferred compensation obligation, resulting from fair value changes in the obligation, were recorded to selling, general and administrative expense. An increase or decrease in accrued compensation obligations resulted in a higher or lower accounting versus tax basis and a higher or lower deferred income tax asset which was recorded to deferred income tax recovery or expense on the Company’s consolidated statement of operations and comprehensive income (loss).
Under Canadian GAAP, trust units of the Fund were recorded to unitholders’ equity. The deferred compensation obligation was also classified to unitholders’ equity and subsequent changes in the fair value of trust units was not recognized in either treasury share or deferred compensation obligations.
IESI-BFC Ltd. — Third Quarter 2009 — 70

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
D. Capitalized interest on capital and landfill assets acquired, constructed or developed over time
Under U.S. GAAP, the historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use, including interest. Accordingly, interest costs attributable to the construction and development of certain Company-owned landfills and certain capital assets have been deducted from interest expense and capitalized to the respective asset. Capitalized amounts are amortized over the asset’s intended useful life as set forth in the applicable accounting policy. Under Canadian GAAP, the cost of tangible assets may include capitalized interest costs directly attributable to an asset’s acquisition, construction, or development, prior to the asset’s substantial completion or readiness for use, if the company’s accounting policy is to capitalize interest costs. For the purposes of reporting under Canadian GAAP, the Company has not elected to capitalize interest on tangible assets acquired, constructed or developed over time and has expensed all interest costs incurred.
Under Canadian GAAP, the decrease in recorded landfill and capital asset amounts, resulting from the capitalization of interest net of amortization under U.S. GAAP, results in a lower accounting versus tax basis and lower deferred income tax liability.
E. Shareholders’ or unitholders’ equity and non-controlling interest
Prior to the conversion of the Fund’s trust structure to a corporation (Note 6), trust units were redeemable by their holders at any time. This redemption feature was required for the Fund to retain its Canadian mutual fund trust status. Upon notification of redemption, trust unitholders were entitled to receive a price per trust unit equal to the lesser of: (i) 90% of the average closing market price calculated over the 10 days preceding the surrender date, and (ii) the closing market price on the date of redemption. In accordance with the Fund’s Declaration of Trust, trust units redeemable for cash, in any given month, was limited to C$50, which could have been waived at the discretion of the Fund’s Trustees.
Under U.S. GAAP, issued equity, which was redeemable for cash or other assets and was (a) redeemable at a fixed or determinable price on a fixed or determinable date, (b) redeemable at the option of the holder, or (c) redeemable upon the occurrence of an event that is not solely within the control of the issuer, was classified outside of permanent equity. Accordingly, the Company classified its trust units and participating preferred shares as mezzanine equity and recorded the value of its trust units and participating preferred shares at their maximum redemption amount at each balance sheet date. The increase or decrease resulting from valuing the trust units and participating preferred shares at their maximum redemption amount was recorded to deficit. Trust units and participating preferred shares were classified as Mezzanine Equity, where Mezzanine Equity is classified between Liabilities and Equity on the Company’s consolidated balance sheet. In addition, redemption value adjustments were recorded to Mezzanine Equity and were offset by an adjustment to deficit. Participating preferred shares were ultimately redeemable for trust units of the Fund. Under Canadian GAAP, trust units were recorded as unitholders’ equity and participating preferred shares were recorded as non-controlling interest in the mezzanine equity section of the Company’s consolidated balance sheet. The Company’s shares do not contain the same redemption feature as trust units and, accordingly, are not subject to the same accounting treatment. Accordingly, the redemption amount recorded to mezzanine equity has been reclassified to shareholders’ equity and the presentation under U.S. and Canadian GAAP is aligned. Revaluation of mezzanine equity to the date of conversion has created a permanent difference in common shares and deficit between U.S. and Canadian GAAP amounting to $80,731.
IESI-BFC Ltd. — Third Quarter 2009 — 71

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
F. Non-controlling interest
Adjustments to non-controlling interest on the Company’s consolidated balance sheet relate to the various U.S. to Canadian GAAP adjustments outlined in Notes B. through D.
G. Deferred income tax assets, liabilities, expense or recovery
Adjustments to deferred income tax assets and liabilities on the Company’s consolidated balance sheet or to deferred income tax expense or recovery on the Company’s consolidated statement of operations and comprehensive income, relate to the various U.S. to Canadian GAAP adjustments outlined in Notes B. through D.
In certain circumstances Canadian GAAP requires the measurement of deferred income tax assets and liabilities applying substantively enacted tax rates or laws. Under U.S. GAAP enacted tax rates or laws are the only measure of a company’s deferred income tax assets and liabilities. There are no significant differences between the Company’s use of substantively enacted versus enacted tax rates and laws. Accordingly, no adjustments have been made in respect of this U.S. to Canadian GAAP difference.
H. Employee future benefits
Under U.S. GAAP, the over or underfunded status of a defined benefit plan is recognized as an asset or liability with the change in funded status recorded through other comprehensive income. Canadian GAAP does not require recognition of the plan’s funded status. Compliance with this U.S. GAAP standard did not have a significant impact on the consolidated financial statements of the Company and accordingly is not reflected in the reconciliation between U.S. and Canadian GAAP.
Equity
The following table presents U.S. to Canadian GAAP reconciliation items which impact various components of shareholders’ equity and non-controlling interest.
IESI-BFC Ltd. — Third Quarter 2009 — 72

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)

		September 30,	December 31,
	Note	2009	2008

Common shares
Stated in accordance with U.S. GAAP		$1,082,190	$868,248
Permanent difference realized upon conversion	E	80,731	80,731

Stated in accordance with Canadian GAAP		$1,162,921	$948,979

Restricted shares
Stated in accordance with U.S. and Canadian GAAP		$(3,928)	$(3,756)

Treasury shares
Stated in accordance with U.S. and Canadian GAAP		$—	$—

Contributed surplus/paid in capital
Stated in accordance with U.S. and Canadian GAAP		$1,714	$633

Deficit
Stated in accordance with U.S. GAAP		$(218,200)	$(206,971)
Cumulative U.S. to Canadian GAAP differences	B,C,D	(11,151)	(12,583)
Revaluation of trust units and participating preferred shares reclassified to mezzanine equity	E	(80,731)	(80,731)

Stated in accordance with Canadian GAAP		$(310,082)	$(300,285)

Accumulated other comprehensive income
Stated in accordance with U.S. GAAP		$(71,440)	$(90,904)
Cumulative U.S. to Canadian GAAP differences	B,D	1,679	1,777

Stated in accordance with Canadian GAAP		$(69,761)	$(89,127)

Non-controlling interest
Stated in accordance with U.S. GAAP		$231,638	$230,452
Cumulative U.S. to Canadian GAAP differences	F	(2,399)	(2,591)

Stated in accordance with Canadian GAAP		$229,239	$227,861

Equity stated in accordance with Canadian GAAP		$1,010,103	$784,305

Changes in accounting policy
Effective January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) accounting standard Goodwill and Intangibles (section 3064). CICA 3064 establishes standards for the recognition, measurement, presentation and disclosure of internally generated goodwill and intangible assets. The adoption of CICA 3064 had no impact on the Company’s financial statements.
Effective January 1, 2009, the Company early adopted CICA accounting standard Business Combinations (section 1582), which replaced Business Combinations (section 1581). This section outlines a variety of changes, including, but not limited to the following: an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize deferred income tax assets and liabilities and acquisition and related costs as expenses of the period. CICA 1582 has been applied prospectively to all business combinations from January 1, 2009 onward and accordingly its adoption had no effect on previously reported amounts.
IESI-BFC Ltd. — Third Quarter 2009 — 73

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
Effective January 1, 2009, the Company early adopted CICA accounting standard Consolidated Financial Statements (section 1601), which in combination with CICA 1602, replaces Consolidated Financial Statements (section 1600). CICA 1601 establishes standards for the preparation of consolidated financial statements and specifically addresses consolidation accounting following a business combination that involves the purchase of an equity interest in one company by another. Adopting this standard had no effect on the Company’s previously reported financial statements.
Effective January 1, 2009, the Company early adopted CICA accounting standard Non-Controlling Interests (section 1602), which in combination with CICA 1601, replaces Consolidated Financial Statements (section 1600). CICA 1602 establishes standards of accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This section requires retrospective application with certain exceptions. Adopting CICA 1602 changes the Company’s presentation of non-controlling interests from mezzanine equity to equity on the Company’s consolidated balance sheet. Non-controlling interest is no longer deducted in the determination of net income. Instead, net income and each component of other comprehensive income are attributed to shareholders’ equity and non-controlling interest. Adopting this section affects the Company’s determination of net income presented in the consolidated statement of operations and comprehensive income (loss), the presentation of net income and non-controlling interest in the consolidated statement of cash flows, and the presentation of non-controlling interest in the consolidated statement of equity. The effect of adopting CICA 1602 on previously reported Canadian GAAP and Canadian dollar amounts for the year ended December 31, 2008 and nine months ended September 30, 2009 is as follows:
Consolidated Balance Sheets

	December 31,
	2008 - as	Change in	December 31,
	previously	accounting	2008-
	reported	policy	restated

Mezzanine equity
Non-controlling interest	$241,339	$(241,339)	$—
Equity
Non-controlling interest	$—	$241,339	$241,339
Consolidated Statements of Operations and Comprehensive Income

Nine months
	ended		Nine months
	September 30,		ended
	2008 - as	Change in	September 30,
	previously	accounting	2008-
	reported	policy	restated

Non-controlling interest	$6,926	$(6,926)	$—
Net income	$35,804	$6,926	$42,730
Consolidated Statements of Cash Flows

Nine months
	ended		Nine months
	September 30,		ended
	2008 - as	Change in	September 30,
	previously	accounting	2008-
	reported	policy	restated

Net income	$35,804	$6,926	$42,730
Non-controlling interest	$6,926	$(6,926)	$—
IESI-BFC Ltd. — Third Quarter 2009 — 74

IESI-BFC Ltd.

Notes to the Consolidated Financial Statements

For the period ended September 30, 2009 (unaudited — in thousands of U.S. dollars, except per share or trust unit amounts and where otherwise stated)
New accounting policies requiring adoption
Financial instruments – recognition and measurement
The CICA issued amendments to Financial Instruments – Recognition and Measurement (section 3855). Amendments to this section prohibit the reclassification of a financial asset from held for trading when the fair value of the embedded derivative in a combined contract cannot be reasonably measured. The guidance also revised the definition of loans and receivables and permits reclassification of financial assets from held for trading and available for sale into loans and receivables when certain conditions have been met. The amendments further provide one method of assessing impairment for all financial assets regardless of classification. For the Company, this guidance is effective for interim and annual financial statements beginning on or after January 1, 2011 and early adoption is permitted. Adopting these amendments is not expected to have any impact on the Company’s financial statements.
Financial instruments – disclosures
In June 2009, the CICA issued amendments to Financial Instruments – Disclosures (section 3862) which requires enhanced disclosures on liquidity risk and new disclosures on fair value measurements for financial instruments. The amendments are effective for annual financial statements related to fiscal years ending after September 30, 2009 and are not expected to have a significant impact on the Company’s financial statements.
IESI-BFC Ltd. — Third Quarter 2009 — 75